UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Local.com Corporation
                                (Name of Issuer)

                   Common Stock, $0.00001 par value per share
                         (Title of Class of Securities)

                                    53954R105
                                 (CUSIP Number)

                                  July 31, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 12 Pages

CUSIP No. 53954R105                   13G                  Page 2 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Fund, LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    430,000 shares of Common Stock

                    Series A Warrants to purchase 86,000 shares of Common Stock. (See Item 4)

                    Series B Warrants to purchase 86,000 shares of Common Stock. (See Item 4)

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER
                   430,000 shares of Common Stock

                   Series A Warrants to purchase 86,000 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 86,000 shares of Common Stock. (See Item 4)
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON 430,000 shares of Common Stock

            Series A Warrants to purchase 86,000 shares of Common Stock. (See Item 4)

            Series B Warrants to purchase 86,000 shares of Common Stock.
            (See Item4)
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.04% (See Item 4)
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 53954R105                   13G                  Page 3 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Overseas Fund, Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER
                   926,900 shares of Common Stock

                   Series A Warrants to purchase 185,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 185,380 shares of Common Stock. (See Item 4)
OWNED BY       ________________________________________________________________

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   926,900 shares of Common Stock

                   Series A Warrants to purchase 185,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 185,380 shares of Common Stock. (See Item 4)
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            926,900 shares of Common Stock

            Series A Warrants to purchase 185,380 shares of Common Stock. (See Item 4)

            Series B Warrants to purchase 185,380 shares of Common Stock.
            (See Item 4)
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.55% (See Item 4)
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------

CUSIP No. 53954R105                   13G                  Page 4 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Capital Management, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,900 shares of Common Stock.

            Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

            Series B Warrants to purchase 271,380 shares of Common Stock.
            (See Item 4)
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.60% (See Item 4)
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 53954R105                   13G                  Page 5 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Sander Gerber
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,900 shares of Common Stock.

            Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

            Series B Warrants to purchase 271,380 shares of Common Stock.
            (See Item 4)
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.60% (See Item 4)
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 53954R105                   13G                  Page 6 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Yoav Roth
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,900 shares of Common Stock.

            Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

            Series B Warrants to purchase 271,380 shares of Common Stock.
            (See Item 4)
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.60% (See Item 4)
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 53954R105                   13G                  Page 7 of 12 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            John Doscas
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER
                   1,356,900 shares of Common Stock.

                   Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

                   Series B Warrants to purchase 271,380 shares of Common Stock. (See Item 4)
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,356,900 shares of Common Stock.

            Series A Warrants to purchase 271,380 shares of Common Stock. (See Item 4)

            Series B Warrants to purchase 271,380 shares of Common Stock.
            (See Item 4)
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.60% (See Item 4)
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 53954R105                   13G                  Page 8 of 12 Pages

Item 1.

(a)  Name of Issuer

            Local.com Corporation, a Delaware corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

            One Technology Drive, Building G
            Irvine, California 92618

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock of the Company, $0.00001 par value per share, the shares of Common Stock of the Company, $0.00001 par value per share issuable upon exercise of (i) the Series A Warrants to purchase Common Stock and (ii) the Series B Warrants to purchase Common Stock (collectively, the "Warrants") to the Reporting Persons (collectively, the "Shares").

         FUNDS

         (i) Hudson Bay Fund, LP, with respect to the Shares held by it.

         (ii) Hudson Bay Overseas Fund, Ltd. with respect to the Shares held by it.

         INVESTMENT MANAGER

         (iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the Shares held by Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd. (together, the "Hudson Bay Funds")and to which the Investment Manager serves as investment manager.

         REPORTING INDIVIDUALS

         (iv) Mr. Sander Gerber ("Mr. Gerber"), with respect to the Shares held by each of the Hudson Bay Funds.

         (v) Mr. Yoav Roth ("Mr. Roth"), with respect to the Shares held by each of the Hudson Bay Funds.

         (vi) Mr. John Doscas ("Mr. Doscas"), with respect to the Shares held by each of the Hudson Bay Funds.

         Mr. Gerber, Mr. Roth and Mr. Doscas are collectively referred to as the "Reporting Individuals."

         The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. Each of the Reporting Individuals is an executive officer of the Investment Manager.


Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of each of the Reporting Persons is:

         120 Broadway, 40th Floor
         New York, NY 10271

Item 2(c).  Citizenship

CUSIP No. 53954R105                   13G                  Page 9 of 12 Pages


         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

         Common Stock, $0.00001 par value per share ("Common Stock")

Item 2(e)  CUSIP Number

            53954R105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Securities Purchase Agreement dated July 31, 2007 by and among the Company and the investors listed on the Schedule of Buyers attached thereto, which was filed as exhibit 4.1 of the Company's Current Report on Form 8-K on August 1, 2007, the total number of outstanding shares of Common Stock as of July 31, 2007 is 11,784,656. In addition, the Company issued 2,356,900 shares of Common Stock on July 31, 2007, as disclosed in the Company's Current Report on Form 8-K filed on August 1, 2007. Therefore, as of July 31, 2007, the total number of outstanding shares of the Company is 14,141,556. In addition to the (i) 430,000 Shares owned by Hudson Bay Fund, LP and (ii) 926,900 Shares owned by Hudson Bay Overseas Fund, Ltd., the Reporting Persons may be deemed to beneficially own (i) Series A Warrants to purchase 86,000 shares Common Stock issuable to Hudson Bay Fund, LP, (ii) Series B Warrants to purchase 86,000 shares of Common Stock issuable to Hudson Bay Fund, LP, (iii) Series A Warrants to purchase 185,380 shares of Common Stock issuable to Hudson Bay Overseas Fund, Ltd.

CUSIP No. 53954R105                   13G                  Page 10 of 12 Pages

         and (iv) Series B Warrants to purchase 185,380 shares of Common Stock issuable to Hudson Bay Overseas Fund, Ltd. However, pursuant to the terms of the relevant instruments, the Reporting Persons cannot exercise any of these warrants until such time as the Reporting Persons would not beneficially own after any such exercise more than 4.99% of the outstanding shares of Common Stock.

         The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Reporting Individuals, as executive officers of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

      See Exhibit I.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 10, 2007, by and among Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, LP, Sander Gerber, Yoav Roth and John Doscas

CUSIP No. 53954R105                   13G                  Page 11 of 12 Pages

SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 10, 2007


HUDSON BAY FUND, LP                     HUDSON BAY OVERSEAS FUND, LTD.

By: /S/ Yoav Roth                       By: /S/ Yoav Roth
-----------------                       -----------------
Name:  Yoav Roth                        Name:  Yoav Roth
Title  Principal and Portfolio Manager  Title  Principal and Portfolio Manager

HUDSON BAY CAPITAL MANAGEMENT, L.P.     SANDER GERBER

By: /S/ Yoav Roth                       /S/ Sander Gerber
-----------------                       -----------------
Name:  Yoav Roth
Title  Principal and Portfolio Manager


YOAV ROTH                               JOHN DOSCAS

/S/ Yoav Roth                          /S/ John Doscas
-------------                           -----------------

CUSIP No. 53954R105                   13G                  Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 10, 2007


HUDSON BAY FUND, LP                     HUDSON BAY OVERSEAS FUND, LTD.



By: /S/ Yoav Roth                       By: /S/ Yoav Roth
-----------------                       -----------------
Name:  Yoav Roth                        Name:  Yoav Roth
Title  Principal and Portfolio Manager  Title  Principal and Portfolio Manager

HUDSON BAY CAPITAL MANAGEMENT, L.P.     SANDER GERBER

By: /S/ Yoav Roth                       /S/ Sander Gerber
----------------                        -----------------
Name:  Yoav Roth
Title  Principal and Portfolio Manager


YOAV ROTH                               JOHN DOSCAS

/S/ Yoav Roth                           /S/ John Doscas
----------------                        -----------------